May 28, 2026

Nicolas Lin
Chief Executive Officer
Aether Holdings, Inc.
110 Charlton Street, Unit RET B
New York, NY 10014

        Re: Aether Holdings, Inc.
            Registration Statement on Form S-3
            Filed May 22, 2026
            File No. 333-296182
Dear Nicolas Lin:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Jeff Kauten at 202-551-3447 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    William Haddad